EXHIBIT 99.3

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of Fiat Chrysler Automobiles N.V. (the “Company”) is convened at 12:00 CET on Thursday, April 16, 2015, at HOTEL SOFITEL LEGEND THE GRAND AMSTERDAM, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands. The language of the meeting shall be English. The AGM agenda is as follows:

AGENDA

1. OPENING

2. ANNUAL REPORT 2014

a. Report of the Board for the financial year 2014 (discussion)

b. Implementation of the remuneration policy in 2014 (discussion)

c. Policy on additions to reserves and on dividends (discussion)

d. Adoption of the 2014 Annual Accounts (voting)

e. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2014 (voting)

3. RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS

a. Re-appointment of John Elkann (voting)

b. Re-appointment of Sergio Marchionne (voting)

4. RE-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Ronald L. Thompson (voting)

b. Re-appointment of Andrea Agnelli (voting)

c. Re-appointment of Tiberto Brandolini d’Adda (voting)

d. Re-appointment of Glenn Earle (voting)

e. Re-appointment of Valerie A. Mars (voting)

f. Re-appointment of Ruth J. Simmons (voting)

g. Re-appointment of Patience Wheatcroft (voting)

h. Re-appointment of Stephen M. Wolf (voting)

i. Re-appointment of Ermenegildo Zegna (voting)

5. APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the company (voting)

6. REMUNERATION FOR THE EXECUTIVE AND NON-EXECUTIVE DIRECTORS

a. Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

b. Approval of awards to executive directors (voting)

7. DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

8. CLOSE OF MEETING

AGM documentation

The AGM documentation:

-	FCA Annual Report 2014 (including – inter alia – the Report on Operations, Consolidated Financial Statements and Annual Accounts) and the Independent Auditor’s Report,

-	the Agenda and explanatory notes to the Agenda with proposed resolutions and information about members of the Company’s board of directors (the “Board of Directors”) whose re-appointment has been proposed,

-	total number of outstanding shares and voting rights at the date of this notice,

-	proxy forms for shareholders,

-	instructions and documents for participation and voting at the AGM, and is available on the Company’s website (www.fcagroup.com/Investors/Stock and Shareholder Corner/Shareholder Meetings). This documentation is also available at the Company’s offices at 25 St. James’s Street, London, SW1A 1HA United Kingdom, for shareholders and other persons entitled to attend the meeting who will, upon request, receive a copy free of charge.

Participation and voting

Company shares can be held in four ways:

registered in the loyalty register – shareholders holding special voting shares and common shares or shareholders holding common shares for which they have elected to receive special voting shares. The loyalty register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Administrative Agent” and both the “Administrative Agents”);

as registered shareholders – if shareholders hold shares directly in their own name in the United States of America, such shares are held in registered form in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Administrative Agents, the “Agents”);

in a bank, brokerage or other intermediary account with a participant in the Monte Titoli clearing system; or

in a bank, brokerage or other intermediary account with a participant in the DTC clearing system (see also paragraph “Shareholders holding shares in a bank brokerage or intermediary account in the DTC clearing system” below).

Record Date

Under Dutch law and the Company’s articles of association, persons entitled to attend and, if applicable, to vote at the AGM are (i) shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct) registered as such on March 19, 2015 (the “Record Date”) in the register established for that purpose by the Board of Directors (the “AGM Register”) after all debit and credit entries have been handled as per the Record Date, regardless of whether the shares are still held by them at the date of the AGM and (ii) in addition have registered themselves in the manner mentioned below. The AGM Register established by the Board of Directors is:

(i)	in respect of shareholders holding special voting shares and common shares and shareholders holding common shares for which they have elected to receive special voting shares, the loyalty register,

(ii)	in respect of registered shareholders, the administration of the Transfer Agent, and

(iii)	in respect of shareholders holding shares in a bank, brokerage or other intermediary account with a participant in the Monte Titoli clearing system or in the DTC clearing system, the administration of the relevant bank, brokerage or other intermediary (the “Intermediary”).

Attendance

The Agents will send AGM meeting materials to shareholders registered in the loyalty register and/or registered shareholders, at the addresses of such shareholders as they appear from the records maintained by the relevant Agent, including a proxy form that allows them to give someone else the right to vote their shares in accordance with their instructions. In this way, shareholders can ensure that their vote will be counted even if they are unable to attend the AGM. The proxy form will also be available on the Company’s website (www.fcagroup.com/Investors/Shareholder Info/Shareholder Meetings).

Shareholders registered in the loyalty register and/or registered shareholders, will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant Agent by 11:00 p.m. CET on April 9, 2015 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding shares in a bank, brokerage or intermediary account with a participant in the Monte Titoli clearing system

If shareholders hold their shares in a bank, brokerage or other intermediary account with a participant in the Monte Titoli clearing system and wish to attend the AGM (either in person or by proxy, please note proxy instructions below), they should ask their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address, the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests ultimately by 11:00 p.m. CET on April 9, 2015 to Computershare S.p.A.

If these shareholders request to attend the AGM (either in person or by proxy), they will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the Attendance Card at the AGM on April 16, 2015 to enter the AGM. For this purpose the Attendance Card also contains a proxy form section. Prior to the AGM, the Attendance Card as well as a copy of the written power of attorney, when applicable, shall have to be handed over at the registration desk.

Voting

The abovementioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.fcagroup.com/Investors/Shareholder Info/Shareholder Meetings).

Shareholders holding shares in a bank, brokerage or intermediary account with a participant in the DTC clearing system

If shareholders hold their shares in a bank, brokerage or intermediary account with a participant in the DTC clearing system, their Intermediary, as the record holder of their shares, is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant Agent (contact details below) or Intermediary by 11:00 p.m. CET on April 9, 2015 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM may be requested to identify themselves at the registration desk prior to admission to the AGM and are therefore requested to bring a valid identity document.

Address details Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

e-mail: fca@computershare.it fca@pecserviziotitoli.it

Computershare Trust Company NA

P.O. BOX 30170

College Station, TX 77842-3170

Web.queries@computershare.com

Overnight correspondence should be sent to:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

Fiat Chrysler Automobiles N.V., March 5, 2015.